Filed by First Citizens Bancshares, Inc.

(Commission File No.: 001-16715)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: First Citizens Bancorporation, Inc.

The following are remarks made by members of the proposed post-merger executive leadership team at a regular meeting of the executive leadership of First Citizens Bancorporation:

Remarks for Leadership Meeting, June 23, 2014

Columbia, S.C.

(Slide: Frank Holding bio. Jim Apple introduces Frank Holding who then gives his remarks:)

Thank you, Jim. It’s a pleasure to be here.

We were looking for a time to visit with you and your teams, and today’s meeting provided us a great opportunity to do so.

I first want to thank Jim Apple for his many years of service and dedication to this bank and to the community. I have the utmost respect and appreciation for all he has accomplished. Please join me in thanking him for his leadership.

(Slide: Two banks, one future.)

1

Over the years, First Citizens of North Carolina and First Citizens in South Carolina have worked together in different ways to better serve those who trust us with their money and their futures.

We have long shared a similar name…similar cultures, values and business philosophies…and a commitment to our customers and our communities.

And as we are all aware, our two companies announced less than two weeks ago that we intend to merge, pending regulatory and shareholder approvals. We believe that merging will only increase our capabilities.

We believe that merging the companies will result in an organization ultimately greater than the sum of the original parts — making us a better, stronger, more effective bank in a competitive environment.

We also believe that spreading our operating expenses across a greater universe of markets and customers will improve efficiencies and boost profitability. And we want to leverage the existing teamwork between our two banks, and capitalize on each other’s particular strengths.

Once the proposed merger is completed, the combined First Citizens Bank will be the largest family controlled bank in the nation, with more than 570 branches in 18 states and Washington, D.C.

(Slide: Slide of proposed combined bank)

As a larger bank, we believe we’ll have the opportunity to pursue more growth opportunities, expand our lending relationships, and bring our products and services to even more individuals and businesses.

At First Citizens, we’ve established a Forever First brand that perfectly captures the essence of both companies. Forever First is our commitment to the people, businesses and communities who rely on us to be the best bank we can be. And to guide our company into the future, we are tapping the experience and knowledge of the top executives of both banks to create the consummate leadership team.

We have with us this morning the six members of the post-merger executive leadership team. You already know two of them — Peter Bristow and Craig Nix.

2

(Slide: Peter Bristow bio.)

As you saw in the announcement on Friday, Peter’s role with the combined company will be President and Corporate Sales Executive. Peter will be responsible for overseeing markets in South Carolina, North Carolina, Tennessee, Virginia, West Virginia, Maryland and D.C. as well as mortgage and sales finance.

Craig Nix will serve as Chief Financial Officer, responsible for accounting, financial strategy, Basel III and the tax, treasurer and vendor management groups.

(Slide: Craig Nix bio.)

Craig, I understand you are a big University of South Carolina fan. You’ll be the sole Gamecock alumnus and Southeastern Conference supporter on the executive leadership team, among all the ACC grads. But seriously, I look forward to working with both of you and to the expertise and leadership you will bring to the combined company.

Now, let me introduce members of the post-merger executive leadership team from First Citizens of North Carolina and give them an opportunity to speak to you briefly this morning.

My sister, Hope Holding Bryant, is currently Vice Chairman of First Citizens Bank of North Carolina.

3

(Slide: Hope Bryant bio.)

She will continue to serve as Vice Chairman of the combined bank and as Corporate Sales Executive.

She joined the bank in 1985, worked in several areas in the company and served as president of the former IronStone Bank subsidiary. She was named Vice Chairman of First Citizens of North Carolina in 2011.

Her responsibilities will include management of our markets in Florida, Georgia, Kansas, Missouri, Texas, Colorado, Oklahoma, Arizona, New Mexico, California, Oregon and Washington state.

She also will have oversight of Wealth Management and Business Services, including SBA, strategic commercial real estate and Commercial and Industrial lending.

Hope, please join me on stage.

(Remarks for Hope Bryant.)

Thank you, Frank. It’s a pleasure to be here and to meet everyone.

I thought I’d start by giving you a little background about First Citizens of North Carolina for those of you who are not familiar with our history.

Back in 1898, we opened our first office in the eastern North Carolina town of Smithfield, where Frank and I were both born.

4

(Slide: picture of Smithfield home office.)

My grandfather, R.P. Holding, started off at our fledgling institution as an assistant cashier and worked his way up to Chairman and President. He instilled principles and values that help define our bank today.

The bank in Smithfield started with modest investment capital of $10,000. And look where we are today.

Now 116 years later, First Citizens of North Carolina’s asset size is more than $22 billion, and we serve customers in 17 states and the District of Columbia from more than 400 locations coast to coast.

(Slide: picture of current FCB branch.)

Now let me talk briefly about my personal background.

5

(Slide: Hope Bryant bio.)

When I completed my education in Chapel Hill, I started my career at First Citizens, serving in a variety of positions through the years — in the branches, working with business customers and eventually as head of the business banking segment.

Later, I was appointed president of our former IronStone Bank franchise. One of the most rewarding aspects of my career has been my involvement in taking our business to new markets and helping our company establish banking operations in locations far from North Carolina – in places like California, Texas and Washington state.

Outside of work, I enjoy spending time with my kids and husband.

When I have the time, I enjoy the game of golf.

(Slide: First Citizens at U.S. Open Golf Championship)

I had the recent honor of being a member of the President’s Council for the 2014 U.S. Open Men’s and Women’s Golf Championships which just wrapped up last week in Pinehurst.

Golf has many lessons for us when it comes to business and life.

It teaches values and skills such as perseverance, confidence, sportsmanship and goal setting. These are also qualities that make great bank associates.

At First Citizens, we demand integrity. We require performance. We want people who get involved in their communities. And of course, we want strong leaders. We understand that our success both now and in the future rests with our associates.

6

(Slide: Two banks, one future.)

I now have the privilege of serving as Vice Chairman of the entire First Citizens banking network and I consider it a great responsibility. And rest assured, I feel the same sense of responsibility for the combined company.

One thing I’m most proud about our company over the last 100 years is that we strive to do things the right way. How a company conducts its business is very important to me. And I believe that both banks share this priority.

The proposed merger won’t change any of the core values both companies cherish. We’ll continue to make long-term decisions that are in the best interest of our customers, associates and shareholders.

And we’ll continue our long histories of simply doing the right thing, regardless of what’s going on with the economy or our industry. Those are the crucial things that make us proud to work for First Citizens and our customers proud to do business with us.

I hope that you and all associates at both banks agree with me that we’ll be a greater company combined than we are separate. We’re solidifying our place in the financial arena and strengthening a foundation for a very promising future.

Thank you.

(Frank Holding introduces Ed Willingham.)

Thank you, Hope.

7

(Slide: Ed Willingham bio.)

Now I’d like to introduce Ed Willingham, whose role at the combined company will be chief operating officer.

Ed joined First Citizens in 1987 and has held various leadership positions over the years, including central regional executive vice president for North Carolina. He was named president of the company in 2009.

Ed’s responsibilities will remain essentially the same in the combined bank. Falling under his purview will be bank operations, credit administration, human resources, corporate real estate, internal audit, legal and risk management.

Please welcome Ed Willingham.

(Ed Willingham gives remarks.)

Thank you, Frank. And thanks to all of you for inviting us here this morning.

First, some background about me: I was born in Greenville, North Carolina, but grew up in Columbus, Georgia. I’m a graduate of Davidson College, where I met my wife. And even today, I am a big-time Davidson supporter.

Hope mentioned her love of golf. I too enjoy the game of golf, but like many young men, I grew up with a love for baseball. However, I was never able to make it professionally.

So then there was banking …

My first job in the banking industry came during my college years where I worked as a teller in the summer at a Columbus bank. I liked the customer interaction. I liked the emphasis on helping people accomplish their own goals, which is what we do in the banking industry.

My father was a Presbyterian minister, which also may give you some idea of my philosophy of service.

For the bulk of my early career, I led our central North Carolina operations in 22 counties. My background comes mainly from the commercial and business banking side.

In my current role, I’ve had the privilege to work with areas such as IT, HR, Legal and bank operations.

8

Some of the things near and dear to my heart are people development, strategy, companywide communication, interdepartmental teamwork and customer service.

I’ve learned a lot working with regulatory and industry agencies such as the Federal Reserve Bank of Richmond, the North Carolina Bankers Association and the American Bankers Association, which is so important these days.

(Slide: Teller picture.)

Also, you’ve heard it mentioned already, but one of the things that has remained constant during my 27 years at First Citizens has been its values and commitment to customer service.

Our values, as Hope mentioned, are evident in how we do business and they are also evident in how accessible executive management is to its employees. I like to think that people across our company are comfortable asking questions and seeking answers from me and other executive staff.

Another essential quality is teamwork.

(Slide: Conference pic)

Babe Ruth, one of baseball’s greatest individual players said, “The way a team plays as a whole determines its success.”

9

It bears repeating that we believe merging will enable us to leverage the existing teamwork between our two banks and allow us to make the most of each other’s particular strengths.

During the transition, we want to take some time to get to know you and the business approaches that you have found to be successful. We truly want to bring together the best of both worlds.

Our two banks have worked together in various capacities for years. For example, First Citizens of North Carolina has provided data and item processing and other IT services to South Carolina in a vendor-client relationship since the mid-1990s.

As Hope and Frank mentioned, the two banks share similar business philosophies. We both focus on the needs of each customer; emphasize service excellence; and value consistency, because it builds trust. Shared values. Shared spirit of collegiality. Shared success. I look forward to our journey together. Thank you.

(Frank introduces Jeff Ward.)

(Slide: Jeff Ward bio.)

Thank you, Ed. Now let me introduce Jeff Ward, who is currently Central Region Executive Vice President for First Citizens. His new role on the combined team will be Chief Strategy Officer. He joined First Citizens in 1992 and has held various positions including Area Executive and Retail Segment Manager.

Jeff’s areas of responsibilities will include brand management, communications, marketing, product, line of business and channel strategy, sales support and the business project management office.

Jeff, please come forward for a few words.

(Jeff Ward gives remarks.)

Thank you Frank. It’s great to be here.

Some additional background to start. I grew up in Asheville and earned a bachelor’s degree in forestry and a master’s degree in economics from North Carolina State University. Yes, another ACC school …

10

In my current role, I manage a network of more than 100 branches in the bank’s Central Region, which encompasses the Charlotte Metro, Triangle, Triad and Fayetteville markets of North Carolina. My duties will shift to focus on strategy for the combined company, and I’m looking forward to my new role.

One of my passions is bluegrass music. I was going to bring my banjo, but I decided there wasn’t enough time for a tune this morning. If you’re familiar with Bluegrass, you understand how the music has evolved and changed to different styles and sensibilities over the last 50 years; yet, at its core, it’s still the same music that Bill Monroe established back in the day.

The banking business is going through a similar evolution. The entire industry is changing to survive and thrive in today’s business world. Today, it’s all about scale, quality and customer service. At its heart, it’s based on those traditional banking values that have made both our companies so successful.

(Slide: military personnel at ATM)

Customers today want access to their accounts, funds and information 24/7 — and it’s our job to provide this service with a positive experience.

Both companies have built outstanding branch networks and customer support systems. We’re also committed to providing new ways for customers to take more control of their financial life through whatever channel works best for them – online, mobile, phone or branch.

(Slide: image of mobile banking)

11

Already the two banks have been working in a strategic alliance on a Transformation Planning Project, which will define both companies’ specific sales and service needs. These needs will help identify the processes and technologies required to move forward in areas such as deposits, customer data, branches and the call center.

One thing that excites me about the proposed merger of our two companies is the greater value it will bring to customers and prospects — increased convenience, a broader capacity to respond to needs, a comprehensive portfolio of products and services, and more competitive pricing.

Convenience and capacity should play a significant role, especially for customers here in South Carolina. Instead of having branches and ATMs in just two states, for example, your customers will have them in 16 more states.

First Citizens of North Carolina customers will benefit too from access to a greater number of branches and ATMs available in South Carolina.

(Slide: Forever first logo.)

One of the ways we have been enhancing our brand message at First Citizens of North Carolina over the past year is through the launch of a successful marketing and advertising initiative called Forever First.

Forever First is shorthand for a story in which a bank and customers both interested in the same values find each other and build long-lasting relationships. We know it resonates with our customers and associates, and we believe it will connect with customers of the combined company.

You’ll hear more about Forever First in the days to come. And I look forward to meeting you and working with you.

(Jeff concludes. Frank Holding completes his remarks.)

12

(Slide: Two banks, one future.)

Thank you Jeff. And thanks to everyone on the post-merger executive leadership team, which will meet on a regular basis for transition planning. Goals for this planning include identifying their direct reports, which will be announced when finalized.

These six leaders are working toward assuming their full roles at the close of the proposed merger, with the exception of Craig, who will officially assume the CFO role sometime after a brief transition period.

The days ahead will require just the right leaders at the helm, and we are very fortunate to have such a strong cadre of executives on the team. …

This is the beginning of an historic journey forward for both our banks.

You should take great pride in what has been accomplished at this company. My father, who helped found and develop First Citizens of South Carolina, is and has always been, extremely proud of this bank and all of you.

I know he would agree with me in saying that it’s people that make the bank. And from my perspective, there are excellent people at both companies, and it’s a key reason they both have been successful.

When I consider the promise that our collective future holds, I’m eager to embrace the opportunities ahead and realize our full potential. I’m grateful that all of you are on this exciting journey with First Citizens. Thank you for all you’ve done to bring us to this point.

Sometimes, you have to wait for just the right moment to make something good even better. For First Citizens Bank of South Carolina and First Citizens of North Carolina, that moment approaches.

Together, we are building a better bank and securing our future success.

Thank you. Now I want to turn it over to Craig Nix. Craig …

This information may contain forward-looking statements. Factors that could cause actual results to differ materially from those expressed in such forward-looking statements include the ability to obtain regulatory approvals and meet other closing conditions in the merger agreement, including shareholder approval of each party, on the expected terms and schedule, delay in closing the merger, difficulties and delays in integrating the businesses of the companies or fully realizing cost savings and other benefits of the merger, changes in interest rates and capital markets and other factors detailed in First Citizens BancShares’ filings with the SEC.

13

In connection with the proposed merger, First Citizens BancShares will file with the U.S. Securities and Exchange Commission (the “SEC”) a Form S-4 Registration Statement that will include a Joint Proxy Statement for First Citizens BancShares and First Citizens Bancorporation, a prospectus relating to First Citizens BancShares’ Common Stock and other documents relevant to the proposed transaction. Shareholders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, as they will contain important information about the proposed transaction.

Once available, a free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about First Citizens BancShares, may be obtained at the SEC’s Internet site (www.sec.gov). These documents will also be available, free of charge, from both First Citizens BancShares and First Citizens Bancorporation:

•                First Citizens BancShares – Visit the website at https://www.firstcitizens.com/meet-first-citizens/corporate-information/corporate-profile/, direct a request to Proxy Request, Post Office Box 27131, Raleigh, N.C. 27611-7131 or call 919.716.7711.

•                First Citizens Bancorporation – Visit the website at https://www.firstcitizensonline.com/about/financial/index.html, direct a proxy request to Proxy Request/Corporate Secretary, 1230 Main St., Columbia, S.C. 29201 or call 803.931.1320.

First Citizens BancShares and First Citizens Bancorporation and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information about the executive officers and directors of First Citizens BancShares is set forth in the proxy statement for the 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on March 17, 2014. Information about the executive officers and directors of First Citizens Bancorporation may be obtained by reading the Joint Proxy Statement/Prospectus regarding the merger when it becomes available.

The information on First Citizens Bancorporation’s website is not, and shall not be deemed to be, a part of the website of First Citizens BancShares or incorporated into any of its filings with the SEC.

14